UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

VENTANA MEDICAL SYSTEMS, INC.

(Name of Subject Company)

VENTANA MEDICAL SYSTEMS, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92276H106

(CUSIP Number of Class of Securities)

Christopher M. Gleeson

President and Chief Executive Officer

VENTANA MEDICAL SYSTEMS, INC.

1910 E. Innovation Park Dr.

Tucson, AZ 85755

Telephone (520) 887-2155

Toll Free (800) 227-2155

Fax (520) 229-4207

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

COPIES TO:

Thomas A. Cole Fredrick C. Lowinger Michael A. Gordon Robert L. Verigan Sidley Austin LLP 1 South Dearborn Street Chicago, IL 60603 Telephone (312) 853-7000 Fax (312) 853-7036	Daniel M. Mahoney Snell & Wilmer L.L.P. One Arizona Center 400 E. Van Buren Phoenix, AZ 85004 Telephone (602) 382-6000 Fax (602) 382-6070

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is Ventana Medical Systems, Inc., a Delaware corporation (“Ventana” or the “Company”). The address of the principal executive office of Ventana is 1910 E. Innovation Park Drive, Tucson, Arizona 85755, and its telephone number is (520) 887-2155.

(b) Securities. The title of the class of equity securities to which this Statement relates is the Company’s Common Stock, par value $0.001 per share (the shares of the Common Stock being referred to as the “Shares”), and the associated preferred stock purchase rights (the “Rights”) issued pursuant to the Preferred Shares Rights Agreement, dated as of May 6, 1998, between Ventana and Wells Fargo Shareowner Services, as successor to Norwest Bank Minnesota, N.A. (as amended from time to time, the “Rights Agreement”). Unless the context requires otherwise, all references to the Shares include the Rights and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement. As of June 30, 2007, there were 34,015,886 (net of treasury shares) Shares outstanding with an additional 8,333,819 Shares reserved for issuance under the Company’s equity compensation plans, which includes 5,695,903 Shares issuable upon the exercise of outstanding stock options granted pursuant to such equity compensation plans.

Item 2.	Identity and Background of Filing Person.

(a) Name and Business Address of Person Filing this Statement. The Company is the person filing this Statement. The filing person’s name, address and business telephone number are set forth in Item 1(a) above. The Company’s website address is www.ventanamed.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

(b) Tender Offer. This Statement relates to the tender offer by Rocket Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Roche”), pursuant to which Purchaser has offered to buy all outstanding Shares for $75.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 27, 2007 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with exhibits thereto, as amended, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2007 by Purchaser and Roche.

The Schedule TO indicates that the Offer is the first step in Purchaser’s plan to acquire all of the outstanding Shares. Purchaser intends, as soon as practicable after consummation of the Offer, to seek to have Ventana complete a second-step merger with Purchaser or an affiliate of Purchaser. Pursuant to the terms of the second-step merger, each remaining Share, other than Shares held by the Company’s stockholders who properly exercise applicable appraisal rights under Delaware law, to the extent available, would be converted into the right to receive an amount in cash per Share equal to the price per Share paid in the Offer.

According to the Schedule TO, the business address of Purchaser is 9115 Hague Road, Indianapolis, Indiana 46250 and its telephone number is (317) 521-2000. The business address of Roche is Grenzacherstrasse 124, CH-4070 Basel, Switzerland and its telephone number is +41-61-688-1111.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

(a)	Conflicts of Interest.

Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement, dated March 28, 2007 (the “2007 Proxy Statement”), relating to the 2007 Annual Meeting of Stockholders, incorporated herein by reference, to the knowledge of the Company as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company, its executive officers, directors or affiliates or (2) Roche, Purchaser or their respective executive officers, directors or affiliates.

Ventana, in the ordinary course of business, frequently enters into arrangements relating to commercial programs with various companies, including Roche. Except as described in this Statement, these commercial relationships have not involved any matters related to the Offer.

On May 24, 2007, Ventana announced that it had entered into a non-exclusive long-term collaboration agreement with Genentech, Inc. (“Genentech”) to co-develop and commercialize tissue-based diagnostics for therapeutic candidates designated by Genentech. Under the terms of the agreement, Ventana receives service fees throughout the development process, and in conjunction with the therapeutic candidate obtaining regulatory approval, Ventana would have the right to commercialize any potential associated companion diagnostic test. According to Genentech’s public filings, Roche owned 55.8% of Genentech’s outstanding shares as of December 31, 2006 and has the ability to nominate three of the seven members of Genentech’s board of directors.

The information contained in Item 4 below is incorporated herein by reference. In addition, the excerpts filed as Exhibit (e)(1) to this Statement are incorporated herein by reference, and include the information from the following sections of the 2007 Proxy Statement: “Security Ownership of Certain Beneficial Owners and Management,” “Compensation Discussion and Analysis,” “Compensation of Directors,” and “Compensation of Executives.”

(b)	Cash Consideration Payable Pursuant to the Offer.

If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 30, 2007, the directors and executive officers of the Company were deemed to beneficially own in the aggregate 7,381,560 Shares (including Shares subject to vested equity awards but excluding Shares subject to unvested equity awards). If the directors and executive officers were to tender all of the Shares, including Shares subject to vested options, which they are deemed to beneficially own for purchase pursuant to the Offer, and those Shares were accepted for purchase and purchased by Roche, the directors and executive officers would receive an aggregate (net of the exercise price of vested options) of approximately $511,245,546 in cash for such Shares.

As discussed below in Item 4(c), to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.

(c)	Accelerated Vesting of Certain Company Stock Options, Restricted Stock and Restricted Stock Unit Awards.

As of June 30, 2007, the Company’s directors and executive officers held options to purchase 2,802,560 Shares, 290,977 of which were not vested and exercisable as of that date, with exercise prices ranging from $8.75 to $51.32 and an aggregate weighted average exercise price of $16.66 per Share. In addition, as of June 30, 2007, the Company’s executive officers held 4,354 restricted stock units and 11,000 shares of restricted stock. On July 9, 2007, Hany Massarany was granted 15,000 restricted stock units, all of which would vest upon a change of control of the Company, in connection with his promotion to Chief Operating Officer of the Company.

It is expected that in connection with a cash merger that would follow the consummation of the Offer, all options, restricted stock units and shares of restricted stock would become fully vested and be cancelled in exchange for a right to receive a cash payment equal to, in the case of each option, the number of Shares subject to the option multiplied by the excess of the per Share price payable to holders of Shares in the merger over the per Share exercise price of the option and, in the case of each restricted stock unit and share of restricted stock, the number of Shares subject to the restricted stock unit or restricted stock award multiplied by the per Share price payable to holders of Shares in the merger.

See the excerpt titled “Compensation Discussion and Analysis” from the 2007 Proxy Statement, which is incorporated by reference into this Item 3.

(d)	Exculpation and Indemnification of Directors.

Pursuant to the Delaware General Corporation Law (the “DGCL”), the Company’s charter eliminates the liability of its directors to the Company or its stockholders, except for liabilities related to breach of duty of loyalty, actions not in good faith and certain other liabilities, and requires the Company to indemnify any current or former director or officer to the fullest extent permitted by the DGCL. In addition, the Company has entered into indemnity agreements with its directors and executive officers that obligate it to indemnify such directors and executive officers to the fullest extent permitted by the DGCL. The Company also maintains officers’ and directors’ liability insurance which insures against liabilities that officers and directors of the Company may incur in such capacities.

Item 4.	The Solicitation or Recommendation.

(a) Solicitation Recommendation. After careful consideration, including a thorough review of the Offer with the Company’s financial and legal advisors, the Board of Directors of Ventana (the “Board”), by unanimous vote of all of its directors, determined that the Offer is inadequate to holders of Shares and that the Offer is not in the best interests of Ventana or its stockholders. The Board of Directors believes that the Offer undervalues Ventana’s business and does not adequately reflect the true value of Ventana’s unique market position and business opportunities and that interests of the stockholders will be best served by the Company continuing to pursue its strategic plan as a stand-alone company. Accordingly, and for the other reasons described in more detail below, the Board of Directors of Ventana recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

A copy of a letter to stockholders communicating the Board’s recommendation and a form of press release announcing such recommendation are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

(b)	Background of the Offer; Reasons for Recommendation.

(i)	Background.

On January 11, 2007, Dr. Severin Schwan, the Chief Executive Officer of Roche’s diagnostics division, placed a telephone call to Christopher Gleeson, Ventana’s President and Chief Executive Officer, to request a dinner meeting. In subsequent e-mails, Dr. Schwan indicated that he wished to discuss the emerging field of personalized medicine in general as well as possibilities for collaboration between Roche and Ventana. Mr. Gleeson agreed to the meeting but clarified that he did not expect that the conversation would include, nor would he be prepared to address, any discussion of Ventana not remaining an independent entity.

On January 17, 2007, Mr. Gleeson and Dr. Schwan met for dinner in Tucson, Arizona. Despite his assurances to the contrary, during the meal, Dr. Schwan raised the possibility of an acquisition of control of Ventana by Roche. Although he did not convey a formal proposal, Dr. Schwan suggested that Ventana and Roche explore establishing a control relationship similar to Roche’s equity investment in Genentech, under which Roche controls Genentech through its ownership of a majority of Genentech’s outstanding shares. The remaining minority shares of Genentech continue to be publicly-traded. Mr. Gleeson reported on his conversation with Dr. Schwan to Ventana’s Board of Directors.

On January 23, 2007, Dr. Schwan e-mailed Mr. Gleeson to advise him that he had reported their January 17th conversation to Dr. Franz Humer, the Chairman and Chief Executive Officer of Roche, and that Dr. Humer desired to call Jack Schuler, the Chairman of Ventana’s Board. In response, Mr. Gleeson indicated that Ventana was scheduled to hold a Board meeting the following week and that Dr. Humer should contact Mr. Schuler after that meeting. On January 25, 2007, Dr. Schwan acknowledged the timing for the Board meeting and stated that Roche would be back in contact following the Ventana Board meeting. The following day, Dr. Schwan sent Mr. Gleeson an e-mail outlining the areas in which Roche desired to collaborate and emphasizing the majority ownership structure model and potential related synergies.

The Board met on January 30, 2007 with management and its legal advisors from Snell & Wilmer L.L.P. (“Snell & Wilmer”) to discuss, among other things, the communications Mr. Gleeson had with persons at Roche and the information outlined in Dr. Schwan’s email. The Board reviewed Ventana’s past and current business operations, financial condition and future prospects and received an overview of applicable legal and fiduciary principles from its counsel. After extensive deliberation, the Board determined that pursuing discussions with Roche was not in the best interests of Ventana or its stockholders. Accordingly, on January 31, 2007, Mr. Gleeson informed Dr. Schwan that the Board had concluded that Ventana was “not interested in pursuing a situation that results in another company obtaining an equity position (part or whole) in Ventana.”

On February 12, 2007, Dr. Humer sent Mr. Schuler a letter expressing a strong desire for a strategic partnership between the two companies and highlighting the substantial benefits that such a relationship would create. He further indicated that “[t]he partnership model that [he had] in mind is to invite Ventana to become part of the Roche group, through Roche purchasing a minimum of 50.1% of all outstanding [Ventana] shares and votes in a cash tender offer supported by Ventana’s Board of Directors.” He concluded the letter by stating that the ideas he expressed did not constitute an offer, which would require Board approval, but rather an “outline of the basis for further discussions” and that Roche did not then contemplate making any proposal without the support of the Ventana Board.

After receiving the letter, Mr. Schuler notified management and distributed the correspondence to his fellow Board members. Following careful consideration of the distributed materials, the Board decided to respond to Dr. Humer’s letter by reiterating its conclusion from the prior Board meeting that the Ventana Board was not interested in a transaction of the type suggested by Roche and that it believed such a transaction would not be consistent with Ventana’s business plan, which the Board believed would continue to deliver significant value to the Ventana stockholders. On March 6, 2007, Mr. Schuler sent a letter to Dr. Humer conveying the foregoing determination by the Board.

Ventana did not receive any communications from Roche regarding a strategic transaction during the period following the delivery of the March 6 letter until June 18, 2007 (Roche subsequently indicated that it sent a letter dated March 12, 2007 but that letter was never received).

On May 24, 2007, Ventana announced that it had entered into a non-exclusive long-term collaboration agreement with Genentech to co-develop and commercialize tissue-based diagnostics for therapeutic candidates designated by Genentech. Under the terms of the agreement, Ventana receives service fees throughout the development process, and in conjunction with the therapeutic candidate obtaining regulatory approval, Ventana would have the right to commercialize any potential associated companion diagnostic test. According to Genentech’s public filings, Roche owned 55.8% of Genentech’s outstanding shares as of December 31, 2006 and has the ability to nominate three of the seven members of Genentech’s board of directors.

On June 18, 2007, Dr. Humer called Mr. Schuler to request a meeting. During their conversation, Mr. Schuler indicated that he would like to wait and discuss Dr. Humer’s request for a meeting with the Board the following day. Later that day, Dr. Humer sent a letter to Mr. Schuler formally proposing that Roche acquire all of the outstanding shares of Ventana common stock for $75.00 per share and indicating that such proposal was conditioned on the completion of satisfactory due diligence and acceptable transaction documentation. Dr. Humer asked that Mr. Schuler contact him “at [his] earliest convenience,” and “preferably no later than Monday, June 25, 2007 to discuss how we can proceed.”

The Board met telephonically on June 19, 2007 with management, its legal team from Sidley Austin LLP (“Sidley”) and Snell & Wilmer, and its financial advisors from Merrill Lynch & Co. (“Merrill Lynch”) to consider the letter received by Mr. Schuler the previous day. At the outset of the meeting, the Board again received an overview of the applicable legal and fiduciary principles from its counsel. The Board discussed at length with management and its advisors the financial, legal and other considerations arising out of the Roche proposal but determined that it needed to gather additional data in order to complete its analysis and to formulate a proper response. The Board scheduled an in-person meeting for Wednesday, June 27, 2007, to more carefully consider the Roche proposal.

On June 22, 2007, Mr. Schuler sent a letter to Dr. Humer conveying disappointment in the manner in which the formal proposal was communicated and informing him that the Board was scheduled to meet the middle of the following week to consider the Roche proposal and would be prepared to respond following that meeting.

Despite the fact that Ventana had informed Roche that it had scheduled a board meeting to consider Roche’s proposal, and notwithstanding statements in Roche’s June 18 letter that it did not believe disclosure of the letter was required, that it intended to maintain the confidentiality of the proposal and that it “preferred” a response by June 25 but did not indicate that such timing was critical, and the fact that the letter setting forth the $75.00 per Share acquisition proposal had just been delivered a few days earlier, between June 22 and June 24, Roche and its financial advisor repeatedly contacted Ventana and Merrill Lynch demanding a response to Roche’s proposal.

On the morning of June 25, 2007, Dr. Humer called Mr. Schuler, who was out of the office and unable to speak with Dr. Humer. Later that day, a representative of Merrill Lynch sent an e-mail to Roche’s financial advisor reiterating that the Board was meeting in the middle of the week and stating that, “if there is any information that you would like our client to consider that is not included in your written proposal, please forward on to them.” Despite having been notified repeatedly that the proposal would be considered promptly, Roche chose to issue a press release at the close of trading on June 25 announcing the commencement of its hostile tender offer.

At the previously scheduled Board meeting held on the morning of June 27, 2007, the Board met again with management and its legal advisors from Sidley and Snell & Wilmer and financial advisors from Merrill Lynch and Goldman, Sachs & Co. (“Goldman Sachs”) to further consider Roche’s proposal. Earlier that morning, Roche had formally commenced its tender offer. At the meeting, the Board reviewed with management current market conditions and received an update on Ventana’s five-year business plan. The Board also discussed with its financial advisors certain financial considerations relating to the Offer and discussed with its legal advisors certain legal considerations relating to the Offer.

On June 29, 2007, Roche and Purchaser filed a complaint in the Court of Chancery for the State of Delaware against the Company and the members of the Board alleging that the members of the Board breached their fiduciary duties to the stockholders of the Company in connection with the Offer. On that same day, Purchaser filed a complaint in U.S. District Court in Arizona against the Company and the Attorney General of the State of Arizona alleging that certain provisions of the Arizona Revised Statutes are unconstitutional insofar as they seek to regulate tender offers for corporations incorporated under the laws of states other than Arizona. For further discussion of these complaints, see Item 8(d) below.

At meetings of the Board held on July 6 and July 9, 2007, the Board carefully considered the Company’s business, financial condition and prospects, the terms and conditions of the Offer and other matters, including discussions with and presentations by management and its financial and legal advisors. At its meeting on July 9, 2007, the Board, among other things, unanimously resolved to delay the “Distribution Date” under the Rights Agreement (the date after which, among other things, separate certificates for the Rights are to be distributed) until the earlier of (i) the Shares Acquisition Date (as defined in the Rights Agreement) or (ii) such time as the Board by appropriate resolution shall designate.

The Board met again on July 10, 2007 to review the Company’s business, financial condition and prospects, the terms and conditions of the Offer and other matters. At the meeting, each of Merrill Lynch and Goldman Sachs delivered an oral opinion to the effect that, as of the date of such opinion, the Offer is inadequate to the holders of the Company’s Shares from a financial point of view. After lengthy analysis and discussions, the Board unanimously concluded that the Offer is inadequate and not in the best interests of Ventana’s stockholders and unanimously decided to recommend rejection of the Offer.

On July 11, 2007, Messrs. Schuler and Gleeson sent the following letter, that had been reviewed by the Board, to Dr. Humer:

Dear Dr. Humer:

Our Board of Directors, along with our financial and legal advisors, met in person on June 27, by phone on July 6, in person on July 9 and again by phone on July 10 to review Roche’s proposed acquisition of Ventana for $75 per share in cash.

After careful consideration and review, we reject your proposal. We believe the offer of $75 per share is far below the value that can be created for stockholders by our Company continuing to remain an independent entity. Because $75 per share is so far below a reasonable starting point for negotiations, we also decline to engage in discussions regarding a sale of Ventana. We base our decision on a variety of factors (as are detailed in our Schedule 14D-9), including the following—

•

After conducting a detailed assessment of our current business plan and receiving an opinion of inadequacy from our financial advisors (Merrill Lynch & Co. and Goldman, Sachs & Co.), the Board believes the intrinsic value of Ventana to be substantially in excess of your offer of $75 per share in cash.

•

The price of $75 per share also does not fairly compensate our stockholders for the strategic and synergy value of Ventana to Roche. You acknowledged this value in your own investor conference call on June 26, 2007.

•

Our current market value does not fully reflect the value-creation potential of our business plan and our research and development pipeline, including those innovations related to companion diagnostics. Under all circumstances, our stockholders must be adequately compensated for the significant value that will be created.

We take strong exception to the inference that you are attempting to create with the misleading statement in your letter dated June 18 that we have “declined to engage in any meaningful dialogue.” Each of your proposals—first, for a controlling equity investment; now, for a 100% acquisition—were thoroughly considered and analyzed by our Board. Similarly, you have created serious misimpressions in your letter of June 25 by your statement alleging “an unwillingness to meet for a discussion . . . or even to take my call,” when, in fact, well before June 25, you and your advisors were informed repeatedly and in writing that we would get back to you following our Board meeting later that week.

We have a serious concern that, to some significant extent, your interest in our Company may be based upon confidential information shared with you or your affiliates for collaborative purposes. At a minimum, that indicates a serious breach of our trust. That, together with your high-handed tactics, will no doubt serve as a cautionary tale to those with whom you may seek to do business in the future. The separate relevance of this to our stockholders is that you have moved aggressively and opportunistically to seek to acquire Ventana before the market has assimilated the information that you fully appreciate.

The Directors of Ventana have taken, and will continue to take, their responsibility as fiduciaries to stockholders extremely seriously. As you are well aware, our Board of Directors includes several stockholders with significant ownership stakes in our Company. We are committed to building value and looking out for the interests of all our stockholders. Accordingly, we have determined that the appropriate course of action is to vigorously resist Roche’s attempt to acquire Ventana at an inadequate price.

Sincerely,

/S/ JACK SCHULER
Jack Schuler

/S/ CHRISTOPHER GLEESON
Christopher Gleeson

cc: Board of Directors of Ventana

(ii)	Reasons for the Recommendation.

After careful consideration by the Board, including a review of the Offer with management and its financial and legal advisors, the Board has reached the decision that the Offer is inadequate to the holders of the Shares and that the Offer is not in the best interests of Ventana and its stockholders. Accordingly, the Board recommends that stockholders reject the Offer and not tender their Shares pursuant to the Offer.

In reaching its determination to reject the Offer, the Board considered numerous factors in consultation with management and the financial and legal advisors to the Company, including, but not limited to, the following:

•	The Offer Does Not Fully Reflect Ventana’s Standalone Value as the Leader in Tissue-Based Cancer Diagnostics, One of the Fastest Growing Segments in the Diagnostics Industry.

—	Over the past twenty years, Ventana has established itself as the premier tissue-based cancer diagnostics company through the development of differentiated automated platforms, high value diagnostic tests and integrated patient information management tools. Roche acknowledged this leadership in its June 26, 2007 conference call discussing the Offer (the “Roche Conference Call”). However, Roche’s Offer does not adequately compensate Ventana stockholders for the Company’s leading market position, superior capabilities and resulting growth prospects.

—	The tissue-based cancer diagnostics market is growing rapidly due to an aging population, increasing incidences of cancer, laboratory labor shortages, automation, favorable reimbursement and targeted therapeutics. Ventana’s differentiated products and technologies, commercial strength, and strong customer relationships will enable it to take advantage of this market opportunity and drive growth as well as maintain its market leadership.

—	Over the last five years, Ventana has made significant investments in its commercial infrastructure, resulting in it having one of the leading commercial organizations in the industry today. As Ventana introduces additional new products, it expects to leverage this infrastructure to drive rapid market adoption, enhance profitability and deliver significant value to its stockholders.

•	The Offer Does Not Fully Reflect the Value of Ventana’s Growth Opportunities.

—

The Company has built and maintained its leadership position in tissue-based cancer diagnostics through innovative research and development initiatives. As Ventana continues to bring to market a robust pipeline of automated platforms and high value diagnostic tests, it believes it will continue its record of driving rapid market adoption and enhancing the clinical utility of its products. For example, the Company’s molecular products utilizing SISH technology, which have already been approved for use in Europe, represent a key expansion of Ventana’s assay menu. These products facilitate the automation of tissue-based genotyping assays, critical tools used in the diagnosis and treatment of cancer. The Company’s soon-to-be-introduced (2008) new platform, UltraPlex, is designed to further enhance value by adding functionality and capabilities such as automated, simultaneous, same-day gene and protein testing.

—	The Company’s research and development activities have generated recent and pending near-term product introductions that the Board believes have the potential to drive significant additional value. For example, in the second quarter of 2006, Ventana extended its laboratory workflow solution with the launch of its Symphony H&E stainer, which is targeted at the highest volume segment of the histology lab. Based on favorable early adoption of this new product and pending peer reviewed publications, Ventana believes primary staining represents a meaningful new growth opportunity that will complement its core advanced staining franchise.

—	The Company also anticipates significant future growth in companion diagnostics. For example, Ventana recently entered into a collaboration agreement with Roche’s majority owned subsidiary, Genentech, to co-develop and commercialize tissue-based diagnostic assays for therapeutic candidates designated by Genentech. In addition, Ventana has partnered with many of the leaders within the pharmaceutical and biotechnology industries across numerous projects to focus on the development of biomarker assays and related companion diagnostics. Ventana believes these companion diagnostics represent a sizeable long-term growth opportunity for the Company, its collaboration partners and the industry as a whole, and that the resulting revenue opportunities are extensive and could drive Ventana’s growth well into the future.

•	The Offer Is Opportunistically Timed to Acquire Value Not Fully Reflected in Ventana’s Stock Price.

—	The Board believes that Roche recognizes the attractiveness of the Company’s near-term and future growth prospects and has opportunistically timed the Offer to acquire Ventana before these factors are fully reflected in the Company’s stock price. Revenue growth in the Company’s core advanced staining business remains extremely strong and overall profitability is accelerating. Ventana is on the verge of realizing its significant investment in primary staining and has an exciting pipeline that will drive growth and value. As a result, the Company believes it is ideally positioned to deliver strong results based on its strategic plan.

—	Ventana has an opportunity to capture significant market share from recently acquired and distracted competitors. In the Roche Conference Call, Roche’s Chief Financial Officer, Erich Hunziker, acknowledged that the shifting competitive landscape was a motivation for the timing of Roche’s approach: “You may ask yourself why Roche sees a certain urgency for this deal. Leaving Ventana’s successful team unchanged and giving them the support of a global company could be very crucial in a time when key competitors in this market are still aligning their efforts after just having been taken over.”

—	The Board has a serious concern that, to some significant extent, Roche’s interest in the Company may be based upon confidential information shared with Roche or its affiliates for collaborative purposes. The Board believes that Roche has moved aggressively and opportunistically to seek to acquire Ventana before the market has assimilated the information that Roche fully appreciates.

•	The Offer Is Financially Inadequate.

—	The Board believes that the Offer does not fully reflect the intrinsic value of the Company. On July 10, 2007, Merrill Lynch and Goldman Sachs each delivered an oral opinion to the effect that, as of the date of such opinion, the Offer is inadequate to the holders of the Company’s Shares from a financial point of view. After considering the factors set forth herein, including the oral opinions of Merrill Lynch and Goldman Sachs, the Board has unanimously concluded that the Offer is financially inadequate.

•	The Offer Does Not Reflect Sharing of Significant Potential Synergy Value of a Combination.

—	In the Roche Conference Call, Roche asserted that the complete spectrum of diagnostics capabilities achieved through a combination of Ventana with Roche’s existing diagnostics franchise, together with Roche’s strong oncology drug portfolio, would uniquely position Roche for leadership in personalized healthcare. According to Dr. Schwan’s statements on the Roche Conference Call, Ventana’s technologies would allow Roche to provide not only a comprehensive solution to pathologists, but also a comprehensive in-house solution to its pharmaceuticals division to develop targeted medicines, particularly in the oncology market. However, the Offer does not reflect the tremendous upside from this capability and the strategic and competitive value to Roche of owning the exclusive rights to Ventana’s technologies.

—	As the leading tissue-based cancer diagnostics company with superior technologies, commercial infrastructure and management, and the last remaining independent company with the required capabilities, Ventana is the best positioned and perhaps the only company that could enable Roche to achieve its personalized healthcare objectives. The Company believes that Genentech’s selection of Ventana as its partner of choice for companion diagnostics development demonstrates that Ventana is ideally situated to capitalize on this opportunity and represents an attractive partner candidate for many of Roche’s competitors.

—	In addition to the significant strategic value, the Board believes that Roche would be able to achieve considerable cost synergies, including distribution synergies, with Ventana’s strong position in the U.S. complementing Roche’s strong position outside the U.S. As Dr. Schwan noted on the Roche Conference Call, “Tissue-based testing is very much geared towards the pathologists and as such there are certainly synergies in the sense that [Roche] can use [its] standing, [its] brand and [its] infrastructure outside of the U.S.”
•	The Offer Represents a Low Control Premium and Low Multiple Compared to Precedent Transactions.

—	The Offer, which represents a premium of 45% to the average of the closing prices of the Company’s Shares for the one-month period ending on June 25, 2007, the last trading day prior to Roche’s public announcement of the Offer, does not compare favorably to the 143% one-month prior premium paid by Danaher Corporation (“Danaher”) for Vision Systems Limited (“Vision”), one of Ventana’s primary competitors. In addition, the EBITDA multiples paid by Danaher for Vision and by EQT Partners (“EQT”) for Dako Denmark A/S (“Dako”), another of the Company’s direct competitors, were substantially higher than the EBITDA multiple implied by Roche’s Offer for Ventana; the forward year EBITDA multiple paid by Danaher for Vision was 79x, and the trailing year EBITDA multiple paid by EQT for Dako was 96x.

—	As Roche acknowledged in the Roche Conference Call, Ventana is the premier company in its markets and has superior capabilities to its competitors; however, the premium and multiples implied by the Offer do not adequately reflect this leadership and superiority.

•	The Offer Values Ventana at a Price Below Recent Trading Levels.

—	The market price has remained above the Offer price of $75.00 per Share since the public announcement of the Offer on June 25, 2007. The closing price per Share on the Nasdaq Global Select Market on July 10, 2007, the last trading day prior to the date of this Statement, was $80.25.

•	Ventana Has a Long and Proven Track Record of Delivering Value to Stockholders.

—

The Board and management team of Ventana has a long and proven track record of focusing on and delivering results that drive significant stockholder value. Ventana has a seven year track record of uninterrupted year-over-year revenue and earnings growth. From 2001 to 2006, the Company’s revenue grew at a CAGR of over 20%. Over that same period, the Company’s net income grew at a CAGR of 85% and operating margin expanded from 1% to 19% despite accelerated commercial and R&D investment. As a result of these strong, consistent financial results, the Company’s stock price increased approximately 430% in the last five years, representing a 39% CAGR, as compared to a 9% CAGR for the S&P 500 over that same period.

•	The Interests of Ventana’s Board and Management Team Are Closely Aligned with the Interests of Ventana’s Stockholders.

—	As of June 30, 2007, the Board and management team owned approximately 19% of the Company’s outstanding Shares on a fully-diluted basis. Since inception, this significant insider ownership has ensured that the Company is solely focused on building the leading company in its industry and delivering significant stockholder value. Today, the interests of the Board and management team remain closely aligned with the interests of the Company’s stockholders in maximizing stockholder value. The Board and management team is committed to continuing to enhance the Company’s value as well as continuing to evaluate strategies consistent with the best interests of Ventana stockholders.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Board reserves the right to revise this recommendation in the event of changed circumstances, if any. Any such change in the recommendation of the Board will be communicated to stockholders as promptly as practicable in the event that such a determination is reached.

The foregoing discussion of the material factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. After weighing all of these considerations, the Board unanimously rejected the terms of the Offer and recommended that holders of the Shares not tender their Shares pursuant to the Offer.

(c)	Intent to Tender.

To the knowledge of Ventana, none of the Company’s directors or executive officers or any affiliate or subsidiary of the Company currently intends to tender in the Offer any of the Shares that such person or entity holds of record or beneficially.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company has retained Merrill Lynch and Goldman Sachs as its financial advisors in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. The Company has agreed to pay Merrill Lynch and Goldman Sachs a fixed quarterly fee for four quarters for such services in connection with the Offer and, in the event a sale or other transaction is effected with Purchaser or any other person, a fee based on a percentage of the aggregate consideration payable in the transaction. In addition, the Company has agreed to reimburse Merrill Lynch and Goldman Sachs for their out-of-pocket expenses arising out of or in connection with the engagement and to indemnify them against certain liabilities relating to or arising out of the engagement.

The Company has engaged Innisfree M&A Incorporated (“Innisfree”) to provide consulting, analytic and information agent services in connection with the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has arranged to reimburse Innisfree for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

The Company has also retained Sard Verbinnen & Co. (“Sard Verbinnen”) as its public relations advisor in connection with the Offer. The Company has agreed to pay customary compensation for such services. In addition, the Company has agreed to reimburse Sard Verbinnen for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of the engagement.

Except as described above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the security holders of the Company with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company.

Except as described below and except for scheduled vesting of outstanding option awards, during the past 60 days, no transactions with respect to Shares have been affected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price
John Patience	6/11/2007	Acquired (Exercise of Options)	64,000	$6.313
John Patience	6/11/2007	Disposed (Net Exercise of Options)	7,855	$51.43
Christopher Gleeson	6/29/2007	Acquired (Purchase under 2005 Employee Stock Purchase Plan)	80	$65.68
Hany Massarany	6/29/2007	Acquired (Purchase under 2005 Employee Stock Purchase Plan)	80	$65.68
Mark Tucker	6/29/2007	Acquired (Purchase under 2005 Employee Stock Purchase Plan)	48	$65.68

Item 7.	Purposes of the Transaction and Plans or Proposals.

For the reasons discussed in Item 4 above, the Board unanimously determined that the Offer is inadequate and not in the best interests of Ventana and its stockholders and that the interests of the stockholders will be best served by Ventana continuing to pursue its independent strategic plan. Ventana is not now engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (i) a tender offer or other acquisition of Ventana’s securities by Ventana, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Ventana or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Ventana or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Ventana.

Notwithstanding the foregoing, Ventana may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that Ventana may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

At its July 9, 2007 meeting, the Board, among other things, also unanimously resolved to delay the “Distribution Date” under the Rights Agreement (the date after which, among other things, separate certificates for the Rights are to be distributed) until the earlier of (i) the Shares Acquisition Date (as defined in the Rights Agreement) or (ii) such other time as the Board by appropriate resolution shall designate.

Item 8.	Additional Information.

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

(a)	Delaware Anti-Takeover Statute.

As a Delaware corporation, Ventana is subject to DGCL Section 203. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by DGCL Section 203, (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66-2/3% of the outstanding voting stock which the interested stockholder did not own. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock.

It is a condition to the Offer that Purchaser is satisfied, in its reasonable judgment, that the provisions of DGCL Section 203 do not apply to the Offer. DGCL Section 203(b)(6) permits a “business combination” proposed by a bidder subsequent to the public announcement or notice of certain management-approved transactions (including a merger or consolidation of a corporation, or a tender or exchange offer for 50% or more of the outstanding voting stock of a corporation), and prior to the consummation or abandonment of such management-approved transactions, to be free of the restrictions of DGCL Section 203, subject to satisfaction of the conditions of DGCL Section 203(b)(6). The Company has not publicly announced or provided notice of any such transactions.

(b)	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and a merger involving the Company is consummated, stockholders of the Company who have neither voted in favor of the merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the fair value of their Shares. Failure to follow the steps required by DGCL Section 262 for perfecting appraisal rights may result in the loss of such rights. The foregoing is qualified in its entirety by reference to DGCL Section 262.

(c)	Arizona Corporate Takeovers Act.

The Arizona Corporate Takeovers Act, Arizona Revised Statutes Sections 10-2701, et seq., generally applies to business combinations or control share acquisitions of an “issuing public corporation.” An “issuing public corporation” is defined as a public corporation that either (a) is incorporated in Arizona or (b) has its principal place of business or principal executive office in Arizona and owns or controls assets located within Arizona with a fair market value of at least $1 million and has more than five hundred employees residing in Arizona. By reason of clause (b), the Company is an issuing public corporation.

Business Combinations. Sections 10-2741 to 10-2743 of the Arizona Revised Statutes (collectively, the “Arizona Business Combinations Act”) could limit our ability to engage in a business combination with an “interested shareholder.” An “interested shareholder” is generally defined as any person other than the Company or a subsidiary of the Company that is either (a) a direct or indirect beneficial owner of 10% or more of the voting power of the outstanding Shares of the Company or (b) an affiliate of the Company who at any time during the three years immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding Shares of the Company. For three years after a person first becomes an interested shareholder of the Company, the Company may not directly or indirectly engage in any business combination with such interested shareholder or any affiliate of the interested shareholder unless the business combination or the interested shareholder’s acquisition is approved by a committee of disinterested directors (or such other disinterested persons as permitted by statute) prior to the date on which such interested shareholder became an interested shareholder. In addition, where the foregoing committee approval is not satisfied, the Company may not engage in a business combination with the interested shareholder or an affiliate thereof following such three-year period unless the business combination satisfies a special shareholder approval requirement or certain “fair price” requirements are met by the interested shareholder.

Control Share Acquisitions. Sections 10-2721 to 10-2727 of the Arizona Revised Statutes (collectively, the “Arizona Control Share Act”) could limit the voting rights of a person who acquires Shares in a control share acquisition. The Arizona Control Share Act provides that Shares of an issuing public corporation that are acquired in a control share acquisition (generally, an acquisition of beneficial ownership of Shares that, when added to all other Shares beneficially owned by such person, would entitle the acquiring person to exercise a new range of voting power within the following specified ranges: at least 20% but less than 33 1/3%; at least 33 1/3% but less than or equal to 50%; and over 50%) that exceed the applicable 20%, 33 1/3% or 50% threshold have the same voting rights as other Shares for all elections of directors but do not have the right to vote on other matters unless approved by a resolution of the shareholders of the issuing public corporation. The acquirer of Shares in a control share acquisition may request, pursuant to the procedures set forth in the Arizona Control Share Act, a special meeting of the shareholders of the issuing public corporation for purposes of considering the voting rights to be accorded to such Shares.

It is a condition to the Offer that Purchaser is satisfied, in its reasonable judgment, that the provisions of the Arizona Corporate Takeover Act do not apply to the Offer.

(d)	Litigation.

On June 29, 2007, Roche and Purchaser filed a complaint in the Court of Chancery for the State of Delaware against the Company, Christopher M. Gleeson, Jack W. Schuler, John Patience, Thomas M. Grogan, Thomas D. Brown, Rod Dammeyer, Edward M. Giles, Mark C. Miller and James R. Weersing (collectively, the “Director Defendants” and together with the Company, the “Defendants”). The complaint alleges that the Director Defendants breached their fiduciary duties to the stockholders of the Company in connection with the Offer. Specifically, this action seeks declaratory and injunctive relief compelling the Company to redeem the Rights and exempt the Offer from the Delaware business combination statute. It also seeks to bar the Defendants from adopting any measure that has the effect of impeding, thwarting, frustrating, or interfering with the Offer or the contemplated second-step merger.

On that same day, Purchaser filed a complaint in U.S. District Court in Arizona against the Company and the Attorney General of the State of Arizona alleging that sections 10-2721 through 10-2727 and sections 10-2741 through 10-2743 of the Arizona Revised Statutes are unconstitutional insofar as they seek to regulate tender offers for corporations incorporated under the laws of states other than Arizona. The complaint seeks a declaration that these sections of the Arizona Revised Statutes are unconstitutional as applied to corporations incorporated under the laws of states other than Arizona. The complaint also seeks a preliminary and permanent injunction enjoining the Defendants from taking action to enforce these sections of the Arizona Revised Statutes.

Forward-Looking Statements

This Statement contains forward-looking statements that may state Ventana’s, its management’s or the Board’s intentions, beliefs, expectations or predictions for the future. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance, or achievements, and may contain words such as “believe”, “anticipate”, “expect”, “estimate”, “project”, “intend”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meaning. Specific forward-looking statements contained in this Statement include, but are not limited to the Company’s belief or assertion that: (i) it will continue to deliver value to its stockholders; (ii) the Company’s research and development capabilities will generate new product introductions that it believes have the potential to drive significant future value; (iii) primary staining represents a significant new growth opportunity that will compliment its core advanced staining franchise; (iv) it will continue its record of improving customer experience and workflow and drive significant enhancements in the clinical utility of its products; (v) companion diagnostics represent a significant long-term growth opportunity for both itself and its collaboration partners and that the resulting revenue opportunities are extensive and could drive Ventana’s growth well into the future; and (vi) its focus on differentiated automated platforms, high content diagnostic tests, integrated patient information management and improving patient care will continue to drive both Ventana’s leadership and segment growth. These forward-looking statements are subject to numerous risks and uncertainties, and actual results may vary materially. The Company may not achieve anticipated future operating results and product development activities may not be as successful as the Company expects in terms of the timing of product availability to the market or customer rates of adoption. Other risks and uncertainties include risks associated with the development, manufacturing, marketing, and sale of products, competitive factors, general economic conditions, legal disputes, and government actions, and those other risks and uncertainties contained in Ventana’s reports filed with the SEC, including its Current Reports on Form 8-K, our Quarterly Reports on Form 10-Q and under the heading “Item 1A. Risk Factors” in the Company’s Annual Report for the year ended December 31, 2006 filed with the SEC on Form 10-K, and subsequent filings made with the SEC from time to time. Copies of filings made with the SEC are available through the SEC’s electronic data gathering analysis retrieval system (EDGAR) at www.sec.gov. The Company undertakes no obligation following the date of this release to update or revise its forward-looking statements or to update the reasons actual results could differ materially from those anticipated in forward-looking statements. Undue reliance should not be placed upon any such forward-looking statements, which speak only as of the date such statements are made. Past performance is not indicative of future results. Ventana cannot guarantee any future operating results, activity, performance, or achievement.

Item 9.	Materials to Be Filed as Exhibits.

Exhibit No.	Document
(a)(1)	Letter to the Company’s stockholders dated July 11, 2007*

(a)(2)	Press release issued by the Company on July 11, 2007

(a)(3)	Letter to the Company’s employees dated July 11, 2007

(a)(4)	Employee/customer/supplier “Frequently Asked Questions”

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A relating to the 2007 Annual Meeting of Stockholders as filed with the SEC on March 28, 2007

(e)(2)	1988 Stock Option Plan and forms of agreements thereunder (1)

(e)(3)	1996 Stock Option Plan and forms of agreements thereunder (1)

(e)(4)	1996 Employee Stock Purchase Plan (1)

(e)(5)	1996 Directors Option Plan (1)

(e)(6)	1998 Nonstatutory Stock Option Plan and forms of agreements thereunder (2), (3)

(e)(7)	2001 Outside Director Stock Option Plan (4)

(e)(8)	2005 Equity Incentive Plan (5)

(e)(9)	2005 Employee Stock Purchase Plan (5)

(e)(10)	2005 Equity Incentive Plan Agreement (6)

(e)(11)	2005 Equity Incentive Plan Agreement (Accelerated Vesting) (6)

Exhibit No.	Document

(e)(12)	Preferred Share Rights Agreement, dated as of May 6, 1998 between the Company and Norwest Bank Minnesota, N.A., including the Certificate of Designations, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (7)

(e)(13)	Restated Certificate of Incorporation of the Company (1)

(e)(14)	Certificate of Amendment to Certificate of Incorporation (8)

(e)(15)	Form of Indemnification Agreement for directors and officers (1)

*	Included in materials mailed to the Company’s stockholders.
(1)	Filed with the Registration Statement on Form S-l (SEC File No. 333-4461), declared effective by the SEC July 26, 1996.
(2)	Form of agreements filed with the Registration Statement on Form S-8 (SEC File No. 333-92883), filed with the SEC on December 16, 1999.
(3)	Form of 1998 Nonstatutory Stock Option Plan, as amended, agreements filed with the Registration Statement on Form S-8 (SEC File No. 333-105976), filed with the SEC on June 10, 2003.
(4)	Filed with the Registration Statement on Form S-8 (SEC File No. 333-69658), filed with the SEC on September 19, 2001.
(5)	Filed with the Definitive Proxy Statement on Schedule 14A (SEC File No. 000-20931) on March 31, 2005.
(6)	Filed with Form 10-K (SEC File No. 000-20931), filed with the SEC on February 16, 2007.
(7)	Filed with the Registration Statement on Form 8-A12G on June 9, 1998.
(8)	Filed with Form 10-Q (SEC File No. 000-20931), filed with the SEC on July 26, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

VENTANA MEDICAL SYSTEMS, INC.

By:	/s/ Christopher M. Gleeson
Christopher M. Gleeson
President and Chief Executive Officer

Date: July 11, 2007